Exhibit 99.40

HudBay Minerals Inc. Dundee Place 1 Adelaide Street East Suite 2501 Toronto ON M5C 2V9 Canada Tel 416 362-8181 Fax 416 362-7844 hudbayminerals.com

News release

TSX – HBM

2009 – No. 41

HudBay Minerals releases third quarter 2009 results

For a full explanation of results, the unaudited interim Consolidated Financial Statements, Management’s Discussion and Analysis, and mine statistics, please visit the company’s website, www.hudbayminerals.com.

Q3 Highlights

•	Positive operating cash flow (before changes in non-cash working capital) of $48.2 million[1] ;

•	Net earnings of $20.0 million ($0.13 per share);

•	Revenue of $194.6 million;

•	Cash and cash equivalents of $880.3 million;

•	Announced subscription, option and joint venture agreement with Aquila Resources Inc.;

•	Announced discovery of new copper-gold zone at Lalor deposit;

•	Normal course issuer bid approved by TSX;

•	Subsequent to quarter end announced $85 commitment for Phase 1 development at Lalor deposit; and

•	Subsequent to quarter end announced restart of operations at Chisel North mine.

Toronto, Ontario, November 3, 2009 - HudBay Minerals Inc. (“HudBay”, “the company”) (TSX: HBM) today reported quarterly net income of $20.0 million, or $0.13 per share compared with net income of $2.8 million or $0.02 per share in the third quarter of 2008. These results reflected reduced exploration expense, higher gold prices and operating cost savings from the suspension of operations at Balmat, which were more than offset by lower copper prices and volumes. Earnings during the third quarter of 2008 were affected by an asset impairment charge of $27.2 million related to Balmat and $3.9 million in equity losses related to HudBay’s ownership of Skye Resources. Cash provided by operating activities (before changes in working capital) in the third quarter of 2009 was $48.2 million, down from $54.5 million in 2008.

Operationally, HudBay’s 777 mine production and operating cost performance continued to improve over the same period last year. Overall, unit operating costs decreased as operations were suspended at Chisel North and Balmat. HudBay also announced the commitment of an $85 million expenditure for Phase 1 of the development of the Lalor deposit, in line with its strategic plan announced in June 2009. The TSX also approved the company’s filing of a normal course issuer bid during the quarter.

“This quarter was marked by our discovery of the new copper-gold zone and other advancements at the Lalor deposit,” said Peter R. Jones, HudBay’s chief executive officer. “Since then we have made a commitment to advance Lalor on a fast track basis and we are focused on making Lalor our next big mine.”

“The decision to restart Chisel North in early 2010 will help optimize our zinc plant capacity in Flin Flon,” added Mr. Jones. “Combined with our development of Lalor, this will increase our domestic supply of zinc concentrate and lessen our need to purchase third-party zinc concentrate.”

FINANCIAL HIGHLIGHTS

($000s except per share amounts)	Three Months Ended Sept. 30		Nine Months Ended Sept. 30
	2009	2008	2009	2008
Revenue	194,608	247,441	554,049	803,113
Earnings before tax	32,811	33,898	132,236	145,037
Net earnings	19,975	2,780	105,432	57,534
EBITDA[1,2]	59,065	88,633	103,156	245,949
Operating cash flow[1,3]	48,214	54,484	91,051	195,856
Basic EPS	0.13	0.02	0.69	0.44
Cash, cash equivalents and short-term investments	880,292	844,384	880,292	844,384

Total assets	2,000,776	1,918,353	2,000,776	1,918,353

[1]

EBITDA, operating cash flow before changes in non-cash working capital, operating cash flow per share, and cash cost per pound of zinc sold are considered non-GAAP measures (refer to “Non-GAAP Measures” on page 31 of our Management’s Discussion and Analysis (“MD&A) for the third quarter of 2009 ). For EBITDA refer to page 17 of our MD&A. For the reconciliation of operating cash flow before changes in non-cash working capital and operating cash flow per share, refer to page 19 of our MD&A. For the reconciliation of cash cost per pound of zinc sold, net of by-product credits, refer to page 32 of our MD&A.

[2]	EBITDA represents earnings before interest, taxes, depreciation and amortization, gain/loss on derivative instruments, exploration and interest and other income.
[3]	Before changes in non-cash working capital.

Operations

Overall, production remains on track to meet our 2009 guidance, although zinc production from HudBay sources is expected to be at the lower end of the previously announced guidance of 75,000 - 90,000 tonnes. Mine production in the third quarter was 551,329 tonnes of ore, compared to 683,627 tonnes for the same quarter in 2008. The lower production was due to the suspension of operations at the Chisel North and Balmat mines.

Production of cast zinc in the third quarter was 1% lower than the same quarter in 2008. Operating costs per pound of zinc metal produced were 3% lower. The lower production was the result of insufficient concentrate available in 2009 to allow for full production. Unit costs were lower during the third quarter of 2009 as a result of lower consumable costs and other cost containment actions.

For the quarter, our cash cost per pound of zinc sold, net of by-product credits was negative US$0.16/lb. compared to negative US$0.58/lb. in the third quarter of 2008, excluding costs and sales related to Balmat and HMI Nickel (refer to “Non-GAAP Measures” on page 32 of HudBay third quarter MD&A). The increase was principally due to lower by-product copper credits arising mainly from lower prices, offset in part by the benefit of a weaker Canadian dollar.

PRODUCTION AND SALES

		Three Months Ended Sept. 30		Nine Months Ended Sept. 30
		2009	2008	2009	2008
Production
Zinc	tonnes	28,428	30,998	78,067	99,380
Copper	tonnes	14,290	19,167	46,050	55,823
Gold	troy oz.	22,988	26,920	68,583	78,425
Silver	troy oz.	477,769	630,168	1,533,610	1,591,689
Metal Sold
Zinc	tonnes	29,349	32,647	80,771	100,365
Copper	tonnes	15,293	19,190	51,117	58,749
Gold	troy oz.	21,900	20,632	74,921	70,751
Silver	troy oz.	506,148	364,944	1,711,212	1,203,144

Highlights

Revenues of $194.6 million for the quarter and $554.0 million year-to-date

Revenues for the quarter:

•	represent a decrease of 2% over Q2 2009 (revenues were $197.7 in Q2 2009); and

•	represent a decrease of 21% over Q3 2008 (revenues were $247.4 in Q3 2008).

Total revenue for the third quarter was $194.6 million; $52.8 million lower than the same quarter last year. Year-to-date revenue was $554.0 million; $249.1 million lower than 2008. These variances are due to the following:

(in $ millions)	Three Months Ended Sep 30, 2009	Nine Months Ended Sep 30, 2009

Metal prices
Lower zinc prices	(3.1)	(69.5)
Lower copper prices	(29.7)	(204.6)

Sales volumes
Lower copper sales volumes	(25.9)	(43.2)
Higher silver sales volumes	2.2	8.0
Higher gold sales volumes	2.1	4.5

Other
Favorable foreign exchange	13.2	109.9
Lower Balmat concentrate sales	(3.9)	(20.5)
Disposal of CMMSA[1]	(8.2)	(21.1)
Other volume and pricing differences	0.5	(12.6)

Decrease in net revenues in 2009 compared to 2008	(52.8)	(249.1)

[1]	During 2009, we disposed of our 50% ownership in Considar Metal Marketing SA Inc. (“CMMSA”). The transaction will not have a material effect on our marketing activities.

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News Release 2009 – No. 41: Hudbay Minerals releases third quarter 2009 results

Realized Prices decreased in the third quarter of 2009

				HudBay Realized Prices [1]
		Average market		Three Months Ended		Nine Months Ended
		price[2] , Q3		Sep 30	Sep 30	Sep 30	Sep 30
		2009	2008	2009	2008	2009	2008

Prices in US$
Zinc [3]	US$/lb.	0.80	0.80	0.83	0.87	0.70	1.02
Copper [3]	US$/lb.	2.66	3.48	2.74	3.38	2.21	3.55
Gold	US$/troy oz.	960	870	955	862	917	883
Silver	US$/troy oz.	14.70	15.03	14.51	13.36	13.43	15.93

Prices in C$
Zinc [3]	C$/lb.	0.88	0.84	0.91	0.91	0.81	1.04
Copper [3]	C$/lb.	2.92	3.63	3.01	3.51	2.57	3.61
Gold	C$/troy oz.	1,054	906	1,046	892	1,083	897
Silver	C$/troy oz.	16.13	15.66	15.93	13.70	15.80	16.15
Exchange rate	US$1 to C$	1.10	1.04	1.10	1.04	1.17	1.02

[1]	Realized prices are before refining and treatment charges and only on the sale of finished metal, excluding metal in concentrates.
[2]	London Metals Exchange (“LME”) average for zinc, copper and gold prices, London Spot US equivalent for silver prices. HudBay’s copper sales contracts are primarily based on Comex copper prices.
[3]

The realized components of our metal swap cash flow hedges resulted in a gain of US$0.01/lb. for zinc and a gain of US$0.02/lb. for copper during the third quarter of 2009. Refer to “Base Metal Price Strategic Risk Management” on page 21 of our MD&A.

For the third quarter of 2009, our operating expenses were $119.3 million; $35.5 million lower than the same quarter last year. Year-to-date operating expenses were $399.9 million, $130.1 million lower than in 2008. These variances are due to the following:

(in $ millions)	Three Months Ended Sep 30, 2009	Nine Months Ended Sep 30, 2009

Increased volumes of purchased zinc concentrate	11.5	27.4
Increased cost of concentrate due to unfavorable exchange rate	3.5	29.9
Care & maintenance costs for Chisel North, Balmat & HMI Nickel	2.4	12.9
Accrual for termination costs due to closure of refinery	—	6.1
Higher (lower) net profits interest	2.1	(2.1)
Reduced cost and volumes of purchased copper concentrate	(29.8)	(92.8)
Suspension of Balmat operations	(9.4)	(31.9)
Suspension of Chisel North operations	(7.7)	(17.4)
Disposal of interest in CMMSA	(7.4)	(18.8)
Lower production volumes and lower input costs in metallurgical plants	(4.0)	(16.4)
Lower profit sharing	(2.1)	(11.0)
Reduced price for purchased zinc concentrate	—	(7.6)
Other operating expenses and changes in volumes	5.4	(8.4)

Decrease in operating expenses in 2009 compared to 2008	(35.5)	(130.1)

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News Release 2009 – No. 41: Hudbay Minerals releases third quarter 2009 results

Website Links

HudBay Minerals Inc.:

www.hudbayminerals.com

Management’s Discussion and Analysis:

http://media3.marketwire.com/docs/hbmmdaQ309.pdf

Financial Statements:

http://media3.marketwire.com/docs/hbmifsQ309.pdf

Conference Call and Webcast

Peter R. Jones, chief executive officer, Michael D. Winship, president and chief operating officer, and David S. Bryson, senior vice president and chief financial officer, will host a conference call to discuss the company’s third quarter results on Wednesday, November 4, 2009. Third Quarter 2009 Results Conference Call and Webcast:

Date:	Wednesday, November 4, 2009
Time:	10:00 a.m. (Eastern Time)
Webcast:	www.hudbayminerals.com
Dial in:	416-644-3422 or 800-732-1073
Replay:	416-640-1917 or 877-289-8525
Replay Passcode:	4176694#

The conference call replay will be available until midnight (Eastern Time) on November 18, 2009. An archived audio webcast of the call also will be available on HudBay’s website.

HudBay Minerals Inc.: Strength to Build the Future

HudBay Minerals Inc. (TSX: HBM) is a Canadian integrated mining company with assets in North and Central America principally focused on the discovery, production and marketing of base metals. The company’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, HudBay is committed to high standards of corporate governance and sustainability.

Forward Looking Information

This news release and its attachments contain “forward-looking information” within the meaning of applicable securities laws. Forward looking information includes but is not limited to information concerning the potential impact of changing economic conditions on HudBay’s financial results, potential plans for the Lalor project, HudBay’s exploration and development plans, and its strategies and future prospects. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “understands” or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “will”, “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the views, opinions, intentions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated or projected in the forward-looking information (including the actions of other parties who have agreed to do certain things and the approval of certain regulatory bodies).

Many of these assumptions are based on factors and events that are not within the control of HudBay and there is no assurance they will prove to be correct. Factors that could cause actual results or events to vary materially from results or events anticipated by such forward-looking information include risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, dependence on key personnel and employee relations, environmental risks, government regulation, actual results of current exploration activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments and other risks of the mining industry, as well as those risk factors discussed in the company’s Annual Information Form dated March 30, 2009, which risks may cause actual results to differ materially from any forward-looking statement.

Although HudBay has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions

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News Release 2009 – No. 41: Hudbay Minerals releases third quarter 2009 results should change except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of HudBay, its financial or operating results or its securities. The reader is cautioned not to place undue reliance on forward-looking information.

(HBM-F)

For further information, please contact:

HudBay Minerals Inc.

John Vincic

Vice President, Investor Relations and Corporate Communications

(416) 362 0615

Email: john.vincic@hudbayminerals.com

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News Release 2009 – No. 41: Hudbay Minerals releases third quarter 2009 results